SECURITIES AND EXCHANGE COMMISSION


                        Washington, D.C. 20549




                             SCHEDULE 13G



               Under the Securities Exchange Act of 1934



                           (Amendment No. 6)



                              FEI COMPANY
                           (Name of Issuer)



                             Common Stock
                    (Title of Class of Securities)



                              30241L109
                            (CUSIP Number)

CUSIP No.  30241L109


      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                 Capital Consultants, Inc.


      2)   Check the Appropriate Box if a Member of a Group (See
Instructions)
           (a)
           (b)


      3)   SEC Use Only


      4)   Citizenship or Place of Organization

          Oregon corporation


      Number          (5)  Sole Voting Power                     921,000
        of
      Shares
      Beneficially         (6)   Shared Voting Power                   0
      Owned
      By
      Each            (7)  Sole Dispositive Power
921,000
      Reporting
      Person
      With            (8)  Shared Dispositive Power              0


      9)   Aggregate Amount Beneficially Owned by Each Reporting
Person           921,000


      10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares


      11)  Percent of Class Represented by Amount in Row 9
           11.57%


      12)  Type of Reporting Person (See Instructions)
      IA

ITEM 1(A):       Name of Issuer:
                      FEI COMPANY

ITEM 1(B):       Address of Issuer's Principal Executive Offices:
                      7451 NE Evergreen Parkway
                      Hillsboro, OR 97124-5830

ITEM 2(A):       Name of Person Filing:
                      Capital Consultants, Inc.

ITEM 2(B):       Address of Principal Business Office or, if none,
Residence:
                      2300 SW First Ave., #200, Portland, OR 97201

ITEM 2(C):       Citizenship:
                      Oregon corporation

ITEM 2(D):       Title of Class of Securities:
                      Common Stock

ITEM 2(E):       CUSIP Number:
                      30241L109




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE
                 PERSON FILING IS A:

      (a)  [   ]      Broker or Dealer registered under Section 15
                      of the Act

      (b)  [   ]      Bank as defined in Section 3(a)(6) of the Act

      (c)  [   ]      Insurance Company as defined in section
                      3(a)(19) of the Act

      (d)  [   ]      Investment Company registered under section 8
                      of the Investment Company Act

      (e)  [ x ]      Investment Adviser registered under section
                      203 of the Investment Advisers Act of 1940

      (f)  [   ]      Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund; see Section  240.13d-
                      1(b)(1)(ii)(F)

      (g)  [   ]      Parent Holding Company, in accordance with
                      Section  240.13d-1(b)(ii)(G) (Note: See Item
                      7)

      (h)  [   ]      Group, in accordance with Section  240.13d-
                      1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

      (a)  Amount Beneficially Owned:
                 921,000


      (b)  Percent of Class:
                 11.57%


      (c)  Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote
             921,000
           (ii)  shared power to vote or to direct the vote
                 0
           (iii)      sole power to dispose or to direct the
disposition of          921,000
           (iv)  shared power to dispose or to direct the disposition
of               0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON

      The following entity has the right to receive dividends from and the proceeds from the sale of 477,967 shares set forth in Item 4 above: United Association Union Local 290 - Plumbers,
Steamfitters, and Shipfitters ATPA.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                 REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10.  CERTIFICATION

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      Not Applicable

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date       January 9, 1997

Signature  /s/  MARK E. SCARLETT


Name/Title       Mark E. Scarlett                Vice President,
Capital Consultants, Inc.